News Release TSX-V: PDO 09-11 October 06, 2009

PORTAL COMPLETES OIL DRILLING IN ALBERTA

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the completion of drilling on the Bigwave JV in eastern Alberta, Canada. The JV (Portal 22%) controls a footprint of 10,720 acres of land (16.75 sq. miles) covering an oil source sand-shale sequence with several potential reservoirs.

The rock of the prospective formation is less porous than originally anticipated and requires fracture stimulation “Fracing” in order to test its productive capacity. Fracing is a system proven to enhance productive capacity in many lower porosity hydrocarbon bearing formations in the US and Canada by injecting sand into the fractures of the rock created with intense/sudden gas or fluid pressurization. Bigwave is now reviewing the Frac parameters and will report to the JV partners in the coming weeks. In the interim a bridge plug has been installed as a temporary safety precaution.

Additionally the JV will begin a methodical mapping process to help define other oil and gas reservoirs that are known to exist within the controlled land package.

“Although we did not get the instant gratification that we hoped for, the well is still none the less very prospective. In addition we remain confident that other targets will be generated in proven productive formations controlled by the JV.” stated David Hottman, Chairman.

Portal is actively pursuing gold and silver exploration and development opportunities in Mexico, USA and Canada.  Presently, the Company treasury stands at $1.3 Million. Founded in 1999 and based in Vancouver, Canada, the Company focuses on the exploration, development and exploitation of natural resources in North America.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman, President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.” This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net